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[LETTERHEAD]

FOR IMMEDIATE RELEASE:		February 6, 2004
Contact:	Sharon Filbig, Investor Relations, Price Legacy Corporation.
Excel Centre, 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128 (858) 675-9400

PRICE LEGACY ANNOUNCES UPDATE ON STATUS OF RECAPITALIZATION
AND IMPAIRMENT TO NON-CORE ASSETS

        San Diego, CA. (February 6, 2004)—On September 22, 2003, Price Legacy Corporation (AMEX: XLG) announced its intent to pursue a series of transactions to restructure the Company and simplify its capital structure.

        On October 15, 2003, a new management team was appointed. Since then, all key positions have been filled, including CEO, COO, CFO and General Counsel, and a series of changes to streamline the staff and reduce general and administrative expenses have been initiated.

        The Company previously filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) relating to its recapitalization plans. The SEC review is nearing completion, and the Company intends to mail the final proxy statement to the Company's stockholders on or about February 11, 2004 in connection with a special meeting to vote on the proposed transaction. Stockholders of record on February 4, 2004 are expected to vote on the transaction at a special meeting scheduled for 10:00 a.m., local time, on March 11, 2004, at the Rancho Bernardo Inn in San Diego, California. If approved by stockholders, Price Legacy expects to close the transaction as soon as possible after the special meeting.

        Last September, the Company announced its intention to evaluate and segregate a number of non-core assets for disposal and indicated the potential for a significant write-down in the value of certain of these assets. The new management team has completed its review of all non-core assets and the Board of Directors has adopted a plan to dispose of five non-core assets. In addition, the Company is writing down its investment in the Los Arcos project as a result of significant recent legal challenges to the development agreement with the City of Scottsdale, Arizona, which may require a referendum or may cause lengthy delays in the development of the project.

        As result, the Company will recognize a one-time non-cash charge of approximately $93 million in the 4th quarter of 2003, to accurately reflect the fair value of these assets and to ultimately redeploy the proceeds from disposition into the acquisition of high quality, income-generating properties; the reduction of debt; or the redemption of the Company's 8.75% Series A preferred stock. None of these assets are income-producing and these charges should not impact the Company's ability to pay dividends in the future.

        The most significant reductions in asset value are estimated to be $43 million in the land in Anaheim, California; $28 million in the investment in Los Arcos land development project in Scottsdale, Arizona; and $13 million in the notes receivable secured by an ownership interest in the Phoenix Coyotes hockey team.

        Commenting, Jack McGrory, Chief Executive Officer said, "These initiatives are intended to improve the future earnings of the Company and will allow the new management of the Company to focus its efforts on the Company's core assets, namely open-air shopping centers."

        Price Legacy has filed a preliminary proxy statement with the SEC with respect to the recapitalization. Any solicitation of proxies will only be made pursuant to a definitive proxy statement that is filed with the SEC and mailed to stockholders. In addition, Price Legacy has not commenced the exchange offer that is part of the proposed recapitalization. Upon commencement of the exchange offer, Price Legacy will file with the SEC an amended Schedule TO and related exhibits, including an offering circular, letter of transmittal and other related documents that will be mailed to holders of Price Legacy's Series A preferred stock.

        PRICE LEGACY URGES STOCKHOLDERS TO REVIEW THE PROXY STATEMENT, SCHEDULE TO, OFFERING CIRCULAR, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE RECAPITALIZATION TRANSACTION AND THE EXCHANGE OFFER.

        These documents will be available without charge on the SEC's web site at www.sec.gov. A free copy of these documents may also be obtained from Price Legacy's Investor Relations at the address set forth above. STOCKHOLDERS SHOULD READ THE PROXY STATEMENT, SCHEDULE TO AND RELATED INFORMATION CAREFULLY BEFORE MAKING ANY DECISION ON HOW TO VOTE AT THE SPECIAL MEETING OR WHETHER TO TENDER THEIR SHARES IN THE EXCHANGE OFFER.

        The officers and directors of Price Legacy have interests in the recapitalization transaction, some of which may differ from, or may be in addition to, those of Price Legacy's stockholders generally. In addition, Price Legacy, its officers, directors and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Price Legacy related to the recapitalization. Information about the officers and directors of Price Legacy and the interests they may have in the recapitalization is available in the proxy statement. Additional information about the officers and directors of Price Legacy is set forth in the proxy statement for Price Legacy's 2003 Annual Meeting of Stockholders filed with the SEC on November 6, 2003.

        Price Legacy acquires, operates, develops and sells open-air shopping centers nationwide. The Company manages its properties through regional offices located in Arizona, California, Florida,and Virginia. Price Legacy has its corporate offices in San Diego, California, is organized as a REIT and has a taxable REIT subsidiary, Excel Legacy Holdings Inc. Price Legacy is committed to providing an environment of stability and growth for its stockholders and tenants. For more information on Price Legacy, visit the Company's Web site at www.PriceLegacy.com.

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        Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Price Legacy acknowledges that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act does not apply to forward-looking statements made in connection with an exchange offer or a going private transaction. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Price Legacy to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from current expectations include the possibility that the recapitalization transaction may not be consummated on the terms described in this release, or at all, the possibility that the intended benefits of the recapitalization may not be fully realized, the possibility that the write downs and asset sales (and resulting impact on earnings and other financial measures) may not occur on the terms described in this release, or at all, changes in general economic conditions, real estate conditions, competition, litigation, financial performance of Price Legacy's properties, joint ventures and investments, and environmental and other liabilities. The Company refers you to the documents it files from time to time with the SEC available through the Company's website at www.PriceLegacy.com, which discuss these and other factors that could adversely affect the Company's results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Price Legacy undertakes no obligation to update publicly or revise any forward-looking statements.

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PRICE LEGACY ANNOUNCES UPDATE ON STATUS OF RECAPITALIZATION AND IMPAIRMENT TO NON-CORE ASSETS